Mail Stop 4561

December 17, 2007

Mr. Stephen W. Haley
Executive Vice President and Chief Financial Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA 95240

> **Re: Farmers & Merchants Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June**
> **30, 2007, and September 30, 2007**
> **File No. 000-26099**

Dear Mr. Haley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Item 9A. Controls and Procedures, page 77

1.   We note that you disclose management's conclusion regarding the effectiveness of internal controls over financial reporting, but that you do not disclose your officers' conclusion regarding the effectiveness of disclosure controls and

procedures. Please amend your Form 10-K to include your officers' conclusion regarding effectiveness of disclosure controls and procedures as required by Item 307 of Regulation S-K.

2.   Please ensure that you file the entire text of the amended Item 9A in your Form 10-K amendment. In addition, file updated officer certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2007:

Management's Discussion & Analysis

Results of Operations

Non-Interest Income, page 20

3.   We note your disclosure that you recognized impairment losses on investment securities of $1.7 million through the first nine months of 2007. Please describe for us and in future filings disclose the nature of the investment securities for which you recognized impairment losses and the changes in circumstances and other factors you considered in determining to recognize the impairment losses.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief